Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

JACK IN THE BOX INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466367109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466367109	Schedule 13G	Page 1 of 13

1	Names of Reporting Persons Biglari Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 63,417
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 63,417

9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,417
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.3%
12	Type of Reporting Person CO

CUSIP No. 466367109	Schedule 13G	Page 2 of 13

1	Names of Reporting Persons The Lion Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 542,700
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 542,700

9	Aggregate Amount Beneficially Owned by Each Reporting Person 542,700
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.7%
12	Type of Reporting Person PN

CUSIP No. 466367109	Schedule 13G	Page 3 of 13

1	Names of Reporting Persons The Lion Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 531,183
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 531,183

9	Aggregate Amount Beneficially Owned by Each Reporting Person 531,183
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.7%
12	Type of Reporting Person PN

CUSIP No. 466367109	Schedule 13G	Page 4 of 13

1	Names of Reporting Persons Southern Pioneer Property & Casualty Insurance Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 48,717
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 48,717

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,717
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.2%
12	Type of Reporting Person IC

CUSIP No. 466367109	Schedule 13G	Page 5 of 13

1	Names of Reporting Persons First Guard Insurance Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,700
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,700

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,700
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person IC

CUSIP No. 466367109	Schedule 13G	Page 6 of 13

1	Names of Reporting Persons Biglari Capital Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,073,883
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,073,883

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,883
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person OO

CUSIP No. 466367109	Schedule 13G	Page 7 of 13

1	Names of Reporting Persons Sardar Biglari
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,137,300
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,137,300

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,137,300
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.8%
12	Type of Reporting Person IN

CUSIP No. 466367109	Schedule 13G	Page 8 of 13

ITEM 1.	(a) Name of Issuer:

Jack in the Box Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

9357 Spectrum Center Blvd., San Diego, California 92123

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Biglari Holdings Inc. (“Biglari Holdings”)

The Lion Fund, L.P. (“Lion Fund”)

The Lion Fund II, L.P. (“Lion Fund II”)

Southern Pioneer Property & Casualty Insurance Company (“Southern Pioneer”)

First Guard Insurance Company (“First Guard”)

Biglari Capital Corp. (“BCC”)

Sardar Biglari

(b)	Address or Principal Business Office:

The principal business address for Southern Pioneer is 2816 Longview Drive, Jonesboro, AR 72401. The principal business address for First Guard is 240 Nokomis Ave S., Venice, FL 34285.

The principal business address for each of the other Reporting Persons is 19100 Ridgewood Parkway, Suite 1200, San Antonio, TX 78259.

(c)	Citizenship of each Reporting Person is:

Biglari Holdings is organized under the laws of Indiana.

Lion Fund and Lion Fund II are organized under the laws of Delaware.

Southern Pioneer is organized under the laws of Arkansas.

First Guard is organized under the laws of Arizona.

BCC is organized under the laws of Texas.

Sardar Biglari is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

CUSIP No. 466367109	Schedule 13G	Page 9 of 13

(e)	CUSIP Number:

466367109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 19,736,783 shares of Common Stock outstanding as of November 16, 2023, as disclosed in the Issuer’s Annual Report on form 10-K as filed with the Securities and Exchange Commission on November 21, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Biglari Holdings Inc.	63,417	0.3%	0	63,417	0	63,417
The Lion Fund, L.P.	542,700	2.7%	0	542,700	0	542,700
The Lion Fund II, L.P.	531,183	2.7%	0	531,183	0	531,183
Southern Pioneer Property & Casualty Insurance Company	48,717	0.2%	0	48,717	0	48,717
First Guard Insurance Company	14,700	0.1%	0	14,700	0	14,700
Biglari Capital Corp.	1,073,883	5.4%	0	1,073,883	0	1,073,883
Sardar Biglari	1,137,300	5.8%	0	1,137,300	0	1,137,300

The share amounts reported herein consist of (i) 542,700 shares of Common Stock held of record by Lion Fund, (ii) 531,183 shares of Common Stock held of record by Lion Fund II, (iii) 48,717 shares of Common Stock held of record by Southern Pioneer and (iv) 14,700 shares of Common Stock held of record by First Guard.

Mr. Biglari is the sole member, Chairman and Chief Executive Officer of BCC, which is the general partner of each of Lion Fund and Lion Fund II. By virtue of these relationships, Mr. Biglari and BCC may be deemed to share beneficial ownership of the securities held by Lion Fund and Lion Fund II.

CUSIP No. 466367109	Schedule 13G	Page 10 of 13

Mr. Biglari is also the Chairman and Chief Executive Officer of Biglari Holdings and maintains investment and voting control of the securities held by Biglari Holdings. Each of Southern Pioneer and First Guard is a wholly owned subsidiary of Biglari Holdings. By virtue of these relationships, Mr. Biglari and Biglari Holdings may be deemed to share beneficial ownership of the securities held by Southern Pioneer and First Guard.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 466367109	Schedule 13G	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Biglari Holdings Inc.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

The Lion Fund, L.P.
By:	Biglari Capital Corp., its general partner

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

The Lion Fund II, L.P.
By:	Biglari Capital Corp., its general partner

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

Southern Pioneer Property & Casualty Insurance Company
By:	Biglari Holdings Inc., its parent company

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

First Guard Insurance Company
By:	Biglari Holdings Inc., its parent company

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

CUSIP No. 466367109	Schedule 13G	Page 12 of 13

Biglari Capital Corp.

By:	/s/ Sardar Biglari
Name:	Sardar Biglari
Title:	Chairman and Chief Executive Officer

Sardar Biglari

/s/ Sardar Biglari

CUSIP No. 466367109	Schedule 13G	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).